SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.                 __)*

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LOOPNET, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

543524300

(CUSIP Number)

Leif B. King
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, California  94301

(Name, address and telephone number of person authorized
to receive notices and communications)

April 14, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

		PAGE 1 of 9 PAGES
1		NAME OF REPORTING PERSON	Calera Capital Management IV, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	5,208,332
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	5,208,332
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	5,208,332
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	13.15%
14		TYPE OF REPORTING PERSON:	CO

		PAGE 2 of 9 PAGES
1		NAME OF REPORTING PERSON	Calera Capital Investors IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	5,208,332
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	5,208,332
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	5,208,332
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	13.15%
14		TYPE OF REPORTING PERSON:	PN

		PAGE 3 of 9 PAGES
1		NAME OF REPORTING PERSON	Calera Capital Partners IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	5,029,166
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	5,029,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	5,029,166
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	12.75%
14		TYPE OF REPORTING PERSON:	PN

		PAGE 4 of 9 PAGES
1		NAME OF REPORTING PERSON	Calera Capital Partners IV Side-By-Side, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	179,166
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	179,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	179,166
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.52%
14		TYPE OF REPORTING PERSON:	PN

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of LoopNet, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 185 Berry Street, Suite 4000, San Francisco, CA 94107.

ITEM 2.	IDENTITY AND BACKGROUND

(a) - (c) This Statement is being filed by and on behalf of Calera Capital Partners IV, L.P. ("Calera"), Calera Capital Partners IV Side-By-Side, L.P. ("Side-By-Side"), Calera Capital Investors IV, L.P. ("Investors"), and Calera Capital Management IV, Inc., a Delaware corporation ("Management" and, together with Calera, Side-By-Side and Investors, the "Reporting Persons").  Each of Calera, Side-By-Side and Investors is a Delaware limited partnership and Management is a Delaware corporation.  The principal business address of each Reporting Person is c/o Calera Capital, 580 California Street, Suite 2200, San Francisco, CA 94104.  Calera and Side-By-Side were formed as investment vehicles for Investors.  Investors is the general partner of each of Calera and Side-By-Side.  Management, the general partner of Investors, together with affiliated entities is a manager of private equity funds.  Attached as Schedule I hereto is information concerning Management and its executive officers and directors required to be disclosed in response to Item 2 and General Instruction C of Schedule 13D.

(d) During the past five years, none of the Reporting Persons, nor to the best of their knowledge, any director or executive officer of Management, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, nor to the best of their knowledge, any director or executive officer of Management, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The amount of funds used in making the purchases of the Preferred Stock (as defined in Item 5 below) convertible into the Common Stock described as beneficially owned in Item 5 hereof was $35,000,000.  These funds were contributed to Calera and Side-By-Side as an investment by their respective limited partners.  Such limited partnerships obtained such funds through capital contributions from their respective partners.

ITEM 4.	PURPOSE OF TRANSACTION.

Calera and Side-By-Side entered into the agreement discussed below pursuant to which they purchased the Preferred Stock (as defined below) for general investment purposes.  The Reporting Persons retain the right to change their investment intent.  Subject to market conditions and other factors, the Reporting Persons may acquire or dispose of shares of the Issuer from time to time in future open-market, privately negotiated or other transactions.

Except as set forth herein, the Reporting Persons have no present plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  On April 14, 2009, Calera purchased 33,796 shares of newly issued Series A Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "Preferred Stock") and Side-By-Side purchased 1,204 shares of Preferred Stock, pursuant to the Securities Purchase Agreement, dated March 29, 2009 (the "Purchase Agreement").  The Preferred Stock had a purchase price equal to $1,000 per share.

Pursuant to the Purchase Agreement, the Issuer agreed to sell to Calera, Side-By-Side and the other purchasers listed therein (the "Purchasers") an aggregate of 50,000 shares of Preferred Stock.  The Preferred Stock is initially convertible into an aggregate of 7,440,476 shares of Common Stock, at a conversion price of $6.72 per share (as may be adjusted for stock dividends, stock splits or similar recapitalizations).  The aggregate consideration paid by the Purchasers for the Preferred Stock was $50 million.

The Preferred Stock owned by Calera and Side-By-Side is initially convertible into 5,029,166 and 179,166 shares of Common Stock, respectively.  As of April 1, 2009, assuming that the shares of Preferred Stock have been converted into shares of Common Stock for purposes of calculating beneficial ownership, the Preferred Stock owned by Calera and Side-By-Side represented 12.75% and 0.52%, respectively, of the total voting power of the Issuer.

The rights, preferences and privileges of the Preferred Stock are set forth in the Certificate of Designations of Series A Convertible Preferred Stock (the "Certificate of Designations") filed with the Secretary of State of the State of Delaware on March 30, 2009 and as Exhibit 3.1 on Form 8-K filed with the Securities and Exchange Commission on April 2, 2009.

Each of (i) Investors, as the general partner of each of Calera and Side-By-Side, and (ii) Management, as the general partner of Investors, may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Calera and Side-By-Side.  Such shares are convertible into and/or represent a total of 5,208,332 of Common Stock, or 13.15% of the Common Stock.  Each of Investors and Management disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.

(b) Calera currently exercises the power to vote or direct the disposition of 33,796 shares of the Preferred Stock, and the underlying Common Stock.  Side-By-Side currently exercises the power to vote or direct the disposition of 1,204 shares of the Preferred Stock, and the underlying Common Stock.  Each of Management and Investors currently exercises the shared power to vote or to direct the vote or to dispose or direct the disposition of 35,000 shares of the Preferred Stock, and the underlying Common Stock owned by Calera and Side-By-Side.

Each of the Reporting Persons, as part of a "group" pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 5,208,332 shares of Common Stock on an as-converted basis, or 13.15% of the Common Stock of the Issuer.

(c) Except as set forth in this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

(d) - (e) Inapplicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer other than as set forth in the Purchase Agreement or as described below.

Pursuant to the Purchase Agreement, the Reporting Persons may not transfer or assign the Preferred Stock, other than by operation of law, to the Issuer or to a direct or indirect wholly-owned subsidiary, until April 14, 2010 without the prior written consent of the Issuer.  Until the third anniversary of March 29, 2009, without the prior written consent of the Issuer, the Reporting Persons are not permitted to directly or indirectly acquire, by purchase or otherwise, record ownership or beneficial ownership of more than twenty-five percent (25%) of the Issuer’s outstanding Common Stock, including the Preferred Stock and any shares of Common Stock issued upon conversion thereof.  In addition, until January 1, 2010, without the prior written consent of the Issuer, the Reporting Persons and their respective affiliates are not permitted to acquire any shares of the Issuer’s capital stock or any rights in or to such shares, if such acquisition or agreement to acquire would prohibit or limit in any respect the ability of the Issuer to purchase its shares in compliance with Rule 10b-18 or Regulation M promulgated under the Securities Exchange Act of 1934.

The Issuer also entered into an Investors' Rights Agreement (the "Investors' Rights Agreement") with the Purchasers, dated April 14, 2009, pursuant to which, among other things, the Issuer agreed to grant the Purchasers certain registration rights including the right to require the Issuer to file a registration statement to register the Common Stock issuable upon conversion of the Preferred Stock.  Such registration rights may be assigned by the Reporting Person to a direct or indirect wholly-owned subsidiary.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A: Securities Purchase Agreement, dated March 29, 2009, by and among LoopNet, Inc. and the purchasers listed therein.

EXHIBIT B: Investors' Rights Agreement, dated April 14, 2009, by and among LoopNet, Inc. and the investors listed therein.

EXHIBIT C: Joint Filing Agreement, dated as of April 24, 2009, by and among Calera Capital Partners IV, L.P., Calera Capital Partners IV Side-By-Side, L.P., Calera Capital Investors IV, L.P., and Calera Capital Management IV, Inc.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 24, 2009

Calera Capital Partners IV, L.P.

By: Calera Capital Investors IV, L.P., General Partner

By: Calera Capital Management IV, Inc.,
General Partner

By: James T. Farrell, Co-President

By:	/s/ James T. Farrell
Name:	James T. Farrell

Calera Capital Partners IV Side-By-Side, L.P.

By: Calera Capital Investors IV, L.P., General Partner

By: Calera Capital Management IV, Inc.,
General Partner

By: James T. Farrell, Co-President

By:	/s/ James T. Farrell
Name:	James T. Farrell

Calera Capital Investors IV, L.P.

By: Calera Capital Management IV, Inc.,
General Partner

By: James T. Farrell, Co-President

By:	/s/ James T. Farrell
Name:	James T. Farrell

Calera Capital Management IV, Inc.

By: James T. Farrell, Co-President

By:	/s/ James T. Farrell
Name:	James T. Farrell

Schedule I

Set forth below is the name, business address and present principal occupation or employment of each director or executive officer of Calera Capital Management IV, Inc.  Unless otherwise indicated each person is a citizen of the United States of America.

Name and Address	Present Principal Occupation and Employment

James T. Farrell Director c/o Calera Capital 580 California Street, Suite 2200 San Francisco, CA 94104
Managing Partner at Calera Capital, a private equity fund, and has served in various capacities with Calera Capital and its predecessor, Fremont Partners, since 1991.  Mr. Farrell serves on the Board of the Issuer and also serves as Chairman of the Board of Directors of Modular Space Corporation, a private company who is a lessor of modular assets.

Mark N. Williamson Director c/o Calera Capital 111 Huntington Avenue, 23rd Floor Boston, MA 02199
Managing Partner at Calera Capital, a private equity fund, and has served in various capacities with Calera Capital and its predecessor, Fremont Partners, since 1996.  Mr. Williamson is Chairman of the Board of Direct General Corporation and IPS Corporation and also serves as a director on the board of Iornshore Corporation.

Kevin R. Baker General Counsel, Secretary, Vice President and Assistant Treasurer c/o Calera Capital 580 California Street, Suite 2200 San Francisco, CA 94104
Managing Director and General Counsel of, and a partner in, Calera Capital, a private equity fund.  Mr. Baker has served in various capacities with Calera Capital and its predecessor, Fremont Partners, since 1998.

Jeremy A. Thatcher Chief Financial Officer, Treasurer, Vice President and Assistant Secretary c/o Calera Capital 580 California Street, Suite 2200 San Francisco, CA 94104	Managing Director and Chief Financial Officer of Calera Capital, a private equity fund, since joining Calera Capital in 2007.